

INVEST IN
CHAREAU

● maximum target met $0
                                             raised of $0 maximum target from 0 investors

---

☰   Snapshot   Quotes   Story   Team   Investors   Interview   Q&A   Risks

---

The world's first all-natural aloe liqueur. Over 100% growth in 2018

We've crafted the world's first alcoholic spirit from the increasingly popular aloe vera plant. Chareau is a light, refreshing liqueur versatile enough to be mixed in almost any cocktail and smooth enough to be sipped on the rocks. Our aloe spirit is unique—with half the amount of sugar and calories as similar liqueurs—and crafted from farm-fresh ingredients you can actually pronounce. That quality is why we're already in over 2500 bars and restaurants in 30 states.

 **Kurt Charron**
President
10yrs in the beverage industry, 6+ yrs in hospitality. Graduate of USC & the Lloyd Greif Center for Entrepreneurial Studies. Graduate of The Ethanol Tech Institute and the Kothe Distillation Program.


The Chareau Story

Why you may want to invest

1 $940K in 2018 Revenue
2 Score of 96 from Wine Enthusiast Magazine "Highest Rated Liqueur of the Year"
3 Gross Margins of 70%
4 Average Annual Growth of 84%
5 Double Gold Medal SF World Spirits Competition

Our Ambition

As more and more bars are embracing high-quality ingredients and craft cocktails, Chareau aspires to be one of the few bar staples actually produced here in the USA. Our unique combination of Cucumber, Mint, and Muskmelon with fresh Aloe has already found a place in the best bars, restaurants, and hotels in the country, such as The Aviary in Chicago and the Wynn Hotel in Las Vegas. Our plan for 2019 is to expand into more bars & retail stores across the country and bring Chareau international.

📄 Chareau_SellSheet_0117.pdf
📄 Investor_Presentation_v1.pdf

chareau.us   Camarillo, CA f ⊙

$ 100 min

Invest

♡ REMIND ME (179)

What you are investing in

Priced Round

$6.37M pre-money valuation ❓

$4.55 per share
Common Stock ❓

If you invest, you're betting Chareau will be worth more than $6.37M in the future.

Earning a return
Learn more about equity fundraises

Investor perks

$5,005+
Custom Chareau cocktails for you and up to 10 guests, served by one of the best bartenders in the country. Must be in the Los Angeles, San Francisco, New York, Seattle, Denver, Miami or Chicago area.

alcohol   cocktails   distillery   lifestyle
aloe   food   wine   cooking

Why I Like Chareau

"Chareau is the only one of its kind in the world — a distilled spirit made from aloe. But, to simplify it that way would be an injustice. Chareau is the brainchild of Kurt

Charron. The harmony and freshness enclosed in a bottle is a remarkable, sustainable attainment of a sense of place from a man tethered to the soul of California.

Angela Hansberger
ATLANTA JOURNAL CONSTITUTION

THE BUZZ ABOUT CHAREAU

A California-distilled aloe liqueur that has bartenders falling head over heels
Garrett Snyder
Tasting Table

Perfectly Impressive
Kurt Soller
Bon Appétit

The moment I tried Chareau, the aloe vera liqueur, I told the owner Kurt Charron that it would be the next Saint Germain. It's higher in proof than most liqueurs, it's not too sweet. It has cucumber, mint -- two things that people go crazy over -- muskmelon, and, of course, aloe vera, which nobody has used yet. And it's all sourced from farms in Southern California. You can't beat that!
Matthew Biancaniello
Bartender & Author of Eat Your Drink

I defy you to find a better warm-weather drink. This stuff is practically purpose-built for summertime sipping.
Drew Prindle
The Manual

Chareau is the secret weapon...there's a hole in the market for these fresh flavors.
Lauren Corriveau
Bartender at Nitecap NYC

The only product of its kind on the market...a spirit that has a quintessentially fresh scent and taste
Kelli B. Grant
CNBC

Move aside St. Germain, Chareau is here
Caroline Pardilla
EATER.com

It could easily be the next big thing
Las Vegas Weekly

An "I love you" in a bottle.
Nile Capello
LA Weekly

Chareau is very approachable and delicious
Sara Raskin
LA Weekly

Fantastic
CBS Best of LA

The Plant-Based Mixer We're Adding to All Our Summer Cocktails
I'm generally skeptical of extra stuff in my cocktails. On one hand, my usual drink orders- Negronis, Boulevardiers, Manhattans if I'm feeling extra frisky-have no added sugar, chemicals, or funky stuff. On the other hand... they're, well, 100-percent booze.
January 8, 2019 @ bonappetit.com

Introducing Chareau, the award-winning spirit you should try
It was the bottle that first drew me to Chareau. With wonderment, I approached the simple, yet elegant, clear glass vessel. It has no adornment save for a swath of green tape over a wooden topped cork stopper. An unassuming white label reads "Chareau
January 8, 2019 @ ajc.com

Aloe Liqueur Anyone?
So many liqueurs, so little time... I have tried enough small batch liqueurs to tell when I have found something truly special, and this is one of those. During a tasting with one of my reps, she pulled this little magic bottle out of her bag... Chareau Aloe
November 18, 2017 @ drinkwire.liquor.com

5 Grammys Inspired Cocktails To Turn Your Viewing Party Up a Notch
Tasting Notes: "A riff on a classic vodka tonic with an excellent aloe vera liqueur called Chareau along with lemon juice and a sprig of rosemary for a great aroma."
February 8, 2017 @ hollywoodreporter.com

Adult Gift Guide: Bottles of Liquor Produced in SoCal



Chareau Aloe Liqueur It doesn't get much more California than this aloe liqueur, a harmonized recipe of aloe vera, cucumber, eau de vie, lemon peel, muskmelon and spearmint, which can be sipped straight or mixed. The Camarillo-based brand is
December 1, 2016 @ laweekly.com



How Green Is My Vodka? | Matthew Biancaniello at Plan Check Fairfax

Alongside burgers with ketchup leather and salmon pastrami with squid ink cream cheese are eye-catching drinks like the Splendor in the Grass ($14)--a bitter refresher made with Chareau aloe liqueur, agave, lime, arugula and truffle salt
November 24, 2016 @ tastingtable.com



Web Extra: How to Make the Monk's Journey Cocktail

Cheers to good health with this antioxidant-rich concoction from Momotaros Allie Kim. Head bartender Allie Kim shakes up the vodka-based Monks Journey with matcha green tea and aloe
November 24, 2016 @ michiganavemag.com



Stuck in your drinking ways? Try these lesser-known liquors

A new liqueur from California, Chareau is made with aloe vera, eau-de-vie, cucumber, muskmelon, lemon peel, spearmint and sugar. We think it could easily be the next big thing—especially because it pairs so well with another favorite: tequila.
November 24, 2016 @ lasvegasweekly.com



What to Drink This Weekend: Emmy Cocktails at Ray's & Stark Bar

Something the decked-out celebs and cohorts will be sipping at the Governor's Ball is The Impressionist, made with vodka, Chareau aloe liqueur, honey and a float of champagne. Garnished with edible flowers, it's as red-carpet worthy as anyone there.
September 15, 2016 @ zagat.com



Life is Beautiful: BBQ and Tequila!

The Life is Beautiful festival in Downtown Las Vegas returns in just over a week. They not only feature music and art, but of course food and drink! Jaime Salas, national brand ambassador for Milagro Tequila and Eddie Tallman from Ben's BBQ.
September 15, 2016 @ ktnv.com



Drink of the Week: Absinthe Frappe at Gaspar

What could be more fitting to those surroundings than one of barman Kevin Diedrich's Absinthe Frappe ($12, absinthe, aloe liquor, lime, mint, soda)?
July 31, 2016



Why You Should Be Drinking Low-Proof Cocktails All Summer Long

Call them aperitifs, eye-openers, or just lower proof cocktails, sipping on lighter but no less delicious concoctions when it's hot outside just makes plain sense. We asked some experts to weigh in on the subject and they pretty much unanimously
June 27, 2016 @ maxim.com



Aloe's Moving Out of the Pharmacy and Behind The Bar

"So I think what's great about aloe is that you can actually have that really soft mouthfeel without having to add a lot of sugar. Typically, liqueurs can have this really thick, syrupy texture — that's from the sugar — but we're able to replace that and
May 26, 2016 @ talesofthecocktail.com



Top 20: Cheers to 2015's Most Memorable Cocktails - Los Angeles Magazine

Earlier this year Chareau aloe liqueur was a popular spirit, popping up on cocktail menus everywhere. But Sonny's Hideaway really made it shine in this beautiful mezcal sipper.
December 23, 2015 @ lamag.com



Shots Fired: Bartenders Predict the Next Fireball

"The moment I tried Chareau, the aloe vera liqueur, I told the owner Kurt Charron that it would be the next Saint Germain. It's higher in proof than most liqueurs, it's not too sweet. It has cucumber, mint -- two things that people go crazy over -- muskmelon,
November 23, 2015 @ thrillist.com



Swill: This Aloe Vera Booze is The Best Thing We've Tasted in Months

This juicy, desert-loving succulent has some amazing flavors going on, and in my opinion, is underrepresented in the world of spirits.
March 27, 2015 @ themanual.com



Meet Chareau, a Versatile New Aloe-Based Spirit

Move aside St. Germain, Chareau is here. The spirit is beginning to surface on more craft cocktail lists, not just in California, but at well-regarded watering holes across the country like Chicago's The Aviary, New York's Nitecap, and Vegas' Herbs & Rye.
February 18, 2015 @ eater.com



On Friday the 13th, Bartenders Choose Their Go-Tos

Do you have Paraskevidekatriaphobia? That's fear of Friday the 13th, although just having to pronounce the word itself is pretty scary. This recurring date on the Western calendar leaves millions of superstitious people too scared to leave their
February 13, 2015 @ chilledmagazine.com



Chareau Aloe Liqueur - Beer, Wine and Spirits

Delicately flavoured and well-balanced with just enough sugar. Vegetable notes from the cucumber and aloe vera combine harmoniously with melon enlivened by the spearmint and eau-de-vie.
November 24, 2014 @ diffordsguide.com



For a fresh summer cocktail, try aloe vera liqueur

A "light and refreshing" summer drink is often code for the inclusion of cucumber, citrus, maybe some mint. But aloe vera? aloe vera liqueur Chareau ($49) is quite literally the only product of its kind on the market!

literally the only product of its kind on the market.
June 27, 2014 @ cnbc.com

Stuck in your drinking ways? Try these lesser-known liquors

A new liqueur from California, Chareau is made with aloe vera, eau-de-vie, cucumber, muskmelon, lemon peel, spearmint and sugar. We think it could easily be the next big thing—especially because it pairs so well with another favorite: tequila.
January 7, 2014 @ observer.com

Chareau Aloe Liqueur

Aloe vera: It's not just for sunburns anymore. Meet Chareau ($49 for 750ml), a California-distilled aloe liqueur that has bartenders falling head over heels. Its story begins with founder Kurt Charron, a Los Angeles distiller who originally sought to
December 24, 2013 @ tastingtable.com

The World's First All-Natural Aloe Liqueur

We've crafted a beautiful and versatile spirit out of the increasingly popular and incredibly refreshing aloe plant.

Chareau can be enjoyed over ice right out of the bottle or used to make light, refreshing, and delicious cocktails. Over 100 different cocktails have been made at bars across the country, making Chareau synonymous with "Aloe" on cocktail menus nationwide.


chareau
ALOE LIQUEUR

Chareau is an American Made Farm-to-Table Spirit

All-Natural and craft distilled in small batches using fresh ingredients.

We take Farm to Table from the Kitchen to the Bar, and there is no better place to do that than in California. We source all of our ingredients from local California farms, and every step from the juicing to the distilling to the bottling is done by hand.




ARNOLD HOLSTEIN

All Natural, Farm-to-Table Ingredients

Aloe Vera, Cucumber, Eau de Vie, Lemon Peel, Muskmelon, Spearmint, Sugar, and Water...That's it. Nothing artificial and no fake coloring. We believe in all-natural ingredients and transparency, so every one of our ingredients we put in the bottle is listed on the bottle.

In-House Distilling Let's Us Keep Control

Chareau is produced in-house on an Arnold Holstein German Copper Pot Still. Having our own Distilled Spirits Plant allows us to produce the best quality product, increase our margins, decrease our shelf price in line with the competition, and scale immediately.

We're One-of-a-Kind

You can taste the freshness of the ingredients, because Chareau has no Artificial Flavors, Coloring, Preservatives or Sweeteners.

We use natural ingredients—and not just because it's trendy. Fresh ingredients produce a higher quality product and provides the transparency that people crave. We're one of the only spirits products where you can actually turn the bottle to the side and see all of our ingredients listed. Our aloe spirit can also be used in almost any cocktail and has a low enough sugar content that you can

sip it straight.



50%
the sugar and calories of
similar liquors

25%
alcohol by volume

We're Young and Growing Fast

Chareau has grown an average of 84% in sales every year and have nearly doubled our margins since inception.

Chareau is rapidly growing with a focus on longevity. Our goal when launching Chareau was to build the brand in the bar community before launching retail sales. We wanted to see high volume per account, repeat orders, and a sustainable gross margin before hitting the liquor and grocery stores.



Total Sales Thru 2018: $2.12M

$2.2M

$1.65M

$1.1M

$550K

2013   2014   2015   2016   2017   2018

■ Total Cumulative Sales

70%	**70%**
Accounts Reorder	Gross Margins

Founder





Kurt Charron
President

10yrs in the beverage industry, 6+ yrs in hospitality. Graduate of USC & the Lloyd Greif Center for Entrepreneurial Studies. Graduate of The Ethanol Tech Institute and the Kothe Distillation Program.

Raised **$1,780,782** From **225+** Investors

FUNDING HISTORY



Aimee Garcia

Award-winning actress and B.S. in Economics from Northwestern University. She is best known for her roles in Dexter, George Lopez and Lucifer.



Ronak Kordestani

Earning her MBA from USC's Marshall School of Business and her JD from USC's Law Center. She has Executive Produced over 150 episodes of television for ABC, CBS and TLC.



Dr. William Graves

A distinguished oral surgeon and founding partner of Amarillo Oral and Maxillofacial Surgery in Amarillo, TX. In just 8 years, Dr. Graves has grown his practice to become the largest office in Texas.



Craig Vom Lehn

MBA, BS in Accounting, expert in Strategy and Financial Planning/Analysis. Family man and dividend investor in Gilbert, AZ



Colione Walliser



Charles D. Hicks

retired federal employee. divorced, no children. enjoys organic gardening, cooking, healthy living

MORE INVESTORS

Interview

WF: What is Chareau? ∧

— COLLAPSE ALL

Chareau is an all-natural Aloe Vera liqueur that we're making down in Southern California.

WF: Why create an aloe liqueur? ∧

I think that aloe works beautifully in cocktails, and it's an ingredient that's really difficult for the average bartender to source and to juice in-house. So we decided to do the work for them, juice it, and put it into a shelf-stable liqueur. Aloe itself has a delicate vegetal flavor, with slight bitterness, and a really soft and amazing mouth feel, so it's unlike any other thing on the market. Typically, liqueurs tend to be thick and syrupy from the high sugar content, and because of that they aren't usually sipped right out of the bottle. Instead of all of that sugar, we use fresh Aloe Vera juice and created a spirit that works great in cocktails, but also can be enjoyed over ice.

WF: When did Chareau start and what progress have you made since? ∧

C: I came from a background in hospitality, working since my teens in every position from dishwasher, to cook, to bartender, and it was about six years ago that I was in my kitchen experimenting with different recipes and trying to come up with a spirit that really embodied the idea of California in a Bottle. I wanted to use all locally sourced ingredients to create a light, refreshing spirit that was unique to the spirits market and I had never seen as a bartender. I had the beginning stages of what would soon become Chareau and needed help to bring it to market.

I teamed up with another distiller in Northern California who was already known for making some of the best spirits in the world. We took that idea and launched our first batch of 100 cases, only 600 bottles, here in LA, in the summer of 2013. We weren't really sure how it was going to go over, being such a unique ingredient, and it just took off. We sold out in a matter of months in only 15 bars. We made another batch and the same thing happened. We were onto something special. We worked with that distiller for another 2 years as we spread Chareau across the country and we literally couldn't produce enough, so we built our own place and now we make Chareau in-house.

WF: Tell us about your distillery. ∧

C: It's in a beautiful location in Camarillo, CA, surrounded by strawberry fields and citrus groves. We're closer to all of our ingredients, and now because we have our own distillery, we can scale up really easily. We have the capacity to make about 16,000 cases of Chareau a year and we can double that capacity just by adding another blending tank. We aren't restricted by having a manufacturer that has long lead times or might not be able to meet our orders, and we no longer have to worry about the cash flow and projection issues of ordering in bulk only a couple times per year.

WF: How has distilling in-house improved your economics? ^

Working with another distiller, we had horrible margins. We were using really high quality ingredients and we didn't want to sacrifice quality by taking those ingredients out in order to make a product that was more affordable for bars. The first year, we were sitting at about 36% gross margin, but every year, we've been able to increase that by either buying our ingredients and packaging in bulk or also by opening our own distillery. Over the last 2 years we were able to lower the price on the shelf 20%, while at the same time increasing our margins from 36% to over 64%. We hope to keep margins right where they are, and as we grow keep passing that savings on down to the consumer.

WF: Who are your customers? ^

C: Our first customers were bartenders, and that was because bartenders would already know what to do with such a new and unique product. Consumers at home tend to have their favorite spirits that they like to stick with and are most likely to try something new when they ask the bartender, "What should I have?" And then maybe the bartender introduces something new to them. We knew that this was going to be crucial to our business plan, so when I started out, I went out to the best bars in LA to see what they thought.

The best way to scale up was to then have influential, award-winning bartenders in each market educate and introduce Chareau to other bartenders and then have that knowledge passed on down to the home consumer. Right now, we have five brand ambassadors, who are some of the best bartenders you will ever meet, out spreading the word about Chareau.

WF: How do you drink Chareau? Does it play well in cocktails? ^

C: I've seen over 100 different cocktails made with Chareau, which is really cool and it's amazing to see what some these bartenders will do, where they take Chareau and put it into a five or six ingredient, well-balanced, completely complex cocktail.

But the average person at home probably isn't going to do that, so what makes Chareau special is that it's actually something that you can just sip right out of the bottle. You can just sip it on the rocks, or if you want to make a cocktail and have that craft cocktail experience, you can take any base spirit - say gin, rum, tequila, or vodka, add Chareau and any citrus you want, whether it's lime, lemon, or grapefruit, and you're going to have a cocktail that is just like any of the cocktails that are in some of the best bars in the country.

WF: What's next for Chareau? ^

C: In the next couple months, we're opening several new markets around the US, so we're going to Oregon, Colorado, Hawaii, Oklahoma, Minnesota, and Wisconsin. We're also supporting our distributors and brand ambassadors in our existing markets by hiring full time-sales managers. Up until this year, there were no sales staff and all of our success has been through word of mouth and the help of our team of brand ambassadors. We had a focus on building the brand and depth per account rather than just short sighted one-off sales into a vast number of accounts. We have a reorder rate over 70%, and almost every single tasting we do results in a sale. Now we just need more boots on the ground to go and do those tastings.

During this time we invested into our infrastructure so that we could scale up really, really fast. And now that everything is in place, it's time to put our foot on the gas pedal.

Over the course of this year you're going to see growth from those 6 new markets, an increased number of accounts in the existing markets, and a shift in the ratio of our sales from 90% on-premise/10% off-premise to hopefully 80% on-premise/20% off-premise as we begin to market towards the home consumer.

WF: Tell us about your distributors. ^

C: When I started out, I was selling out of the back of my car because we were a really small company, self-funded, and we could do that in California. I put over 30,000 miles on my car that year.... luckily, it was Prius. Now, we have a strategic mix of distributors all across the country in select markets. In some markets we have large distributors, which is great because they have reach into every single bar and liquor store. In other markets, where we may not have a brand ambassador, we tend to go with a smaller distributor who's going to give us more attention and help spread the word.

WF: What is your marketing strategy? ^

C: Honestly, quality. I didn't have millions of dollars to buy fancy billboards or commercial ads to try to convince people that they should try Chareau, and I didn't have the money to pay bars to carry my product either. If we wanted to stand any chance against the big players in the industry, we had to put out the BEST possible product. We had to put out something that bartenders would choose to use because they want to, so we spent over two years getting the recipe just right before giving it to any bartenders, and when we did, we went straight to the best one's...why not?!

If you look at our website, almost all of the press that we've gotten is because we put out a high quality and unique product that was being served at some of the best bars and restaurants in each city. We have no publicist and we've gotten unbelievable free advertising.

In the future, we will be implementing a marketing plan geared towards the home consumer that will consist of in-store tastings, events, and digital marketing.

WF: How is Chareau made? ⌃

C: We start by making our own base spirit, which is really rare for a lot of spirits companies, but especially liqueurs. Most of the time, their base spirit will be a neutral spirit that they buy in bulk from a large, industrial distiller. We don't do that. We actually make our own eau-de-vie, which is basically unaged grape brandy...and it's clear because it hasn't gone into any wood barrels. We make that base by distilling muscat wine grapes which keeps it naturally grain and gluten free.

Once we have that base spirit, we then infuse it with fresh cucumbers, spearmint, lemon peel, and muskmelon. We do that through processes known as maceration and redistillation - which means we take those cucumbers, melon, mint, lemon peel and we put it into the alcohol, and then let it sit like we're making an alcoholic tea. Redistillation is where we then take that tea, put it back in the copper pot still and cook the flavor into the base spirit. By doing that, we can lock in the flavor and actually lengthen the shelf life. That's the foundation for Chareau. After that, we bring it down to bottling strength by adding fresh aloe vera juice, which is undistilled and uncooked, a little bit of water, a little bit of sugar, and then we hand-label and hand-bottle every single bottle.

WF: Who are your competitors? ⌃

C: I would say that our competition are other brand name liqueurs that you would find at your local liquor store. Being the only Aloe Vera liqueur, obviously those products are very different in terms of their flavor profile, but also what makes us different is that we have half the sugar and half the calories of the other liqueurs. Their high sugar content not only makes them unhealthy, but also, it's something that's so syrupy and sweet that you can't sip it directly out of the bottle.

We're different from the competition, because we have the versatility to be a cocktail ingredient just like all of them, but you can also enjoy it right out the bottle and make a really, really simple drink.

WF: How will you beat the competition? ⌃

C: We use natural ingredients because they're better, and not just because it's trendy... It actually produces a higher quality product. And also we believe that people want transparency. Not only is our product clear, literally, with no artificial neon colors, but we're one of the only spirits products where you can actually turn the bottle to the side and see all of our ingredients listed. We list everything on the bottle because we have nothing to hide. Everything in the bottle is on the bottle and they're all ingredients that you have seen before and you can pronounce.

Also, simplicity. People want a simple, high-quality product, and that's why we created Chareau; so that it could be enjoyed right out of the bottle.

WF: How will use your funds from Wefunder? ⌃

Boots on the ground. Almost every single tasting we do results in a sale, we just need people to go out and perform those tastings. We also need a marketing team and to invest in a marketing strategy to bring awareness for Chareau to the home consumer.

WF: What is the current cashflow of the company? ⌃

As of February 15, 2017, the company had $14,220 in the bank, and our burn rate (net cash out) of $8057/month. We expect to fund operations with the $34k Accounts Receivable listed below.

Sales are up 106% in the first 6 weeks of 2017 over 2016, and there is $34,902 in Accounts Receivable. We will soon begin our highest revenue period, where during the months of April-June 2016 we sold 41% of our annual sales. Given our strong start to the year, current Accounts Receivables, and the upcoming season we are in a good financial position to stay cash positive through fundraising.



Ask a Question

⚙

Type your question here...   **ASK QUESTION**

Barnaby Zelman   Aug 30 2017 ⌄
Please update again re perks, per update below they should have been sent out mid-
August. Thanks!
ANSWER   IGNORE

Alan KESLER   May 7 2017 ⌄
have you thought of being certified by Where Food Comes From Corp. to certify your
organic sourcing?
ANSWER   IGNORE

MORE QUESTIONS

RISKS

1 RISK FACTORS
Prospective investors, prior to making an investment in the securities
of our company, should carefully consider, among others, the
following risk factors:

2 Risks Related to Our Business Generally

We have limited working capital and may need to raise additional
capital in the future.

Our capital needs in the future will depend upon factors such as our
rate of growth, inventory requirements, market acceptance of our
products and any other new products we launch, the success of our
independent distributors and our production, marketing and sales
costs. None of these factors can be predicted with certainty. We may
need substantial additional debt or equity financing in the future for
which we currently have no commitments or arrangement.

We cannot assure you that any additional financing, if required, will be
available or, even if it is available that it will be on terms acceptable to
us. If we raise additional funds by selling units, the ownership of our
existing shareholders will be diluted. Any inability to obtain required
financing could have a material adverse effect on our business, results
of operations and financial condition.

We expect to encounter risks and difficulties in sales and acceptance
of our products frequently faced by early stage companies in rapidly
evolving markets.
We face all of the risks and uncertainties encountered by a young
business. You must consider our prospects in light of the risks,
expenses, and difficulties frequently encountered by companies in a
alcoholic beverage or spirits manufacturing, importing, and
wholesaling business. Demand and market acceptance for recently
introduced products are subject to a high level of uncertainty and risk.
Further, it is difficult to predict the market's future growth rate. The
alcoholic beverage and spirits market is large, with the specialty
organic segment comprised of many vendors. Our products are
attempting to create a niche in the industry, and may not achieve or
sustain market acceptance. To address these risks, we must, among
other things, maintain and expand our customer base; implement and
successfully execute our business and marketing strategy; implement
and upgrade the technology and systems that we use to process client
and customer transactions and payments; respond to competitive
developments; and attract, retain, and motivate qualified personnel.
We cannot assure that we will successfully address these risks, and
failure to do so could have a negative impact on our business,
operating results and financial condition.

Failure to raise capital in a timely manner will constrain our growth.

Our projected growth requires us to execute our business plan to
develop our brand, build our infrastructure and enhance our employee
base, all of which require capital. If we experience difficulty or delays
in raising the funds we need, it may delay our ability to execute our
business plan. Additional future delays in obtaining funding may be
caused by a combination of factors, including a general slow down in
funds available for private companies, stock market corrections that
diminish the available capital pool, and our own inability to satisfy
investment expectations of investors and the venture capital
community about the value of investing in our industry, in general, and
an investment in our securities, in particular. Future delays in obtaining
funding in a timely manner will constrain or prevent our growth.

We are at risk because we do not have a diversified merchandise mix.

The great majority of our assets will be committed to developing and marketing a line of products in a single industry under a single brand. Accordingly, because we have few other assets or product lines that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name and related product names. We may, at any time, elect to discontinue use of the Chareau brand name or change our products, services, or concepts.

We have a name and logo that are not well known.

Our ability to sell our products depends on the ready acceptance by the consuming public of a trade/brand name and logo and names and logos of its new products. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our products will be well received by the consuming public and relevant markets.

Seasonality may cause cash flow to vary from quarter to quarter.

Seasonal factors typically influence retail demand for food products, which would impact sales through our direct and distributor customers, subsequently impacting our quarterly revenues and cash flows.

We expect our quarterly operating results to fluctuate.

We expect to experience significant fluctuations in future quarterly operating results due to a variety of factors, many of which are outside our control. As a result, quarterly comparisons of our operating results are not necessarily meaningful and investors should not necessarily rely on the results of one quarter as an indication of our future performance. Factors that may negatively affect our quarterly operating results include:

• frequency of repeat purchases by customers;
• our ability to attract and retain talented sales employees;
• the announcement or introduction of new or enhanced products by us or our competitors;
• changes in our pricing policies or the pricing policies of our competitors; and
• the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure.

Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Because our lack of operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Therefore, any significant shortfall in revenues would likely have an immediate and negative impact on our business, operating results, and financial condition.

Our growth is dependent on the successful introduction of new products not well known in our markets, and we have limited access to independent market research.

Products made with Aloe are relatively new to the United States market, and Aloe-based liqueur products are largely a new sub-category of products within the overall alcoholic beverage market. The Company's growth is dependent on the successful introduction of new products. New products bear a risk of not being able to penetrate into the market and require effort and investment in marketing to be able to obtain a place in the consumer's world. The Company has conducted limited consumer research of its products and due to capital constraints is unable to undertake or engage other entities to conduct market research for our products. Accordingly, beyond our limited success in the market to date, there is limited independent assurance that market demand exists for our products.

3   Risks Related to the Specialty Alcoholic Beverage and Spirits Industries.

Competition

We have many current and potential competitors, many of whom have considerably greater financial and other resources than we do. There are many new competitive entrants every year. Further, if our products are successful, others will enter the market, which may draw our customers away from us or preclude us from obtaining any additional customers. In particular, there are a number of established alcoholic beverage and spirits operators the U.S., that sell comparable products and at any time could enter the market with new competing products based on Aloe.

Our business is subject to many regulations and noncompliance is costly.

costly.

The production, marketing and sale of food products, including contents, labels and packaging, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

We could be subject to product recalls, which could have a material adverse affect on our business.

We source ingredients from a variety of suppliers, and although we have procedures to maintain quality assurance, defective or contaminated ingredients in our products or defects in our product packaging may require us to institute a costly and potentially damaging product recall. Our general liability insurance does not cover the costs of product recalls.

Adverse publicity or claims that may be generated from bad or defective products may impact the ability to maintain our community and shareholder profile and image.

Recent incidents involving other product and service providers have indicated that the risks due to adverse publicity (as in the case of tainted products) or claims for improper packaging or labeling may impact the ability to maintain our community and shareholder profile and image. Thus, any illness or injury or rumor of illness or injury related to our products or employees may cause negative publicity that may have a material adverse effect on us and the value of our securities. Claims arising from injury could require significant attention and resources and divert management from efforts to operate and expand the business. Moreover, although currently unpredictable, negative publicity concerning other activities or incidents in connection with our operations or employees could have a material adverse impact on us and the value of our securities.

For a significant portion of our business we sell through and rely on distributors which we do not control and which we are dependent upon for performance. Their performance could affect our ability to efficiently and profitably distribute and market our products, to maintain our existing markets and to expand our business into other geographic markets.

Our ability to establish a market for our unique brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is in many cases dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. We do not control our distributors and poor distributor performance could affect our ability to efficiently and profitably distribute and market our products. Many of our larger distributors sell and distribute competing products, including other natural and organic food products, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling and supporting our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and profitability will be adversely affected, and we may be unable to maintain our existing markets and to expand our business into other geographic markets. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include:

• the level of demand for our brands and products in a particular distribution area,
• our ability to price our products at levels competitive with those offered by competing products, and
• our ability to deliver products in the quantity and at the time ordered by distributors.

We may not be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which will likely adversely effect our revenues and financial results.

Because our customers and distributors are not required to place minimum orders with us, we need to carefully manage our inventory levels, and it is difficult to predict the timing and amount of our sales.

Our direct customers and distributors are not required to place minimum monthly or annual orders for our products. In order to reduce inventory costs, independent distributors endeavor to limit the inventories of our products which they hold at their warehouses and distribution centers. Accordingly, there is no assurance as to the timing or quantity of purchases by any of our direct customers or independent distributors or that any of our customers or distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. We cannot accurately predict the sales volumes of our customers or distributors.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The food and beverage industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation, those relating to building and zoning requirements and those relating to the preparation and sale of food. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards.
We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, workers' compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers.

In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among
other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our shops if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

4   Risks of Investing in a Private Company and of this Investment

We are largely dependent on the services of our founders.
Our management will be dependent, to a large degree, on the services of Kurt Charron, the company's founder. Loss of his services could have a material adverse effect on our business because a qualified replacement may be difficult or impossible to retain.

The Manager will control the Company.

We are a manager-managed limited liability company and terms of governance and management are set fort in out limited liability company agreement ("LLC Agreement"). Control of the Company will remain with our present Manager, Kurt Charron, subject only to rights of members as set forth in the LLC Agreement. Accordingly, no investors should purchase any of the securities offered hereby unless they are willing to entrust us with all decision-making. Further, there is nothing to preclude any officer or director from resigning at any time
and

and
withdrawing from active participation in the business.

We have made projections as to future performance that only reflect our best knowledge and those projections are based on assumptions and will not likely match actual performance.

Our projected financial information provided to prospective investors is limited to presenting, to the best of management's knowledge and belief, pro forma financial forecasts or projections. The forecasts and projections are based on management's judgments and are meant to provide potential investors with an estimation of our
sales activities through direct retail and distribution accounts, and not to project our actual anticipated results during any particular time frame. In particular, the projections do not take into account larger shipments to new customers at various points throughout the year. Our actual results will vary from the projections, and such variations may be material.

We must control our costs and product supply to be profitable.

It is critical to our success that we develop a rapid and reliable supply of raw materials, packaging and products in order to achieve the product cost expectations and financial projections as set forth in these materials. Although we believe that we can source all our product needs from a variety of suppliers, brokers and growers, there can be no assurance, at this time, that production costs we have assumed will allow the margins to fall within our forecasted range.

We maintain limited liability insurance coverage.

Although we carry general liability insurance of $2,000,000 in product liability insurance, such insurance may not be sufficient to cover any potential liability. Our insurance does not cover the primary cost of product recalls. If our insurance is insufficient to pay for claims or recalls, and we are held liable, we could be liable for a large sum of money in excess of our liability coverage. If we cannot pay the judgment and become insolvent, or do not have the funds to defend a lawsuit, we could be forced to stop doing business.

We face a number of uninsured risks, any one of which could harm our business.
The Company will maintain limited business interruption insurance. We may not maintain insurance against all losses we suffer or liabilities we incur because of our operations. This could be because insurance is unavailable, we do not have the financial resources to acquire the insurance, or because we have elected not to purchase insurance. If we suffer a loss that is not covered by insurance or that exceeds the amount of our insurance coverage, we may be forced to cease operations.

We will need to hire and train additional key personnel and failure to find and hire such personnel could constrain our growth.

As the Company grows it will need additional personnel. Our success will depend, in part, upon our ability to attract and retain qualified employees. If we are unable to engage and retain the necessary personnel, our business would be materially and adversely affected.

We maintain broad discretion with respect to the use of the offering proceeds.

We maintain broad discretion with respect to the use of proceeds from this Offering. As such the Manager may amend the use of the proceeds without your approval. Moreover, the net proceeds from this Offering are allocated for product support, inventory and for working capital, the expenditure of which will be at the discretion of the Board of Directors.

We will have the right to issue additional shares which would dilute the interests of existing shareholders.

We have the power to issue more shares without shareholder approval. We may in the future attempt to issue more shares to raise funds. To the extent we raise additional capital by issuing equity or securities convertible into equity, ownership dilution to our shareholders will result and this dilution may be severe.

We have agreed to provide indemnification of officers and directors.

Our Limited Liability Company Agreement and organizational materials provide that we may indemnify the Manager, any director, officer, agent and/or employee for liabilities as are specified by law. We have entered into and intend in the future to enter into indemnification agreements with the Manager and each of our officers and directors. Further, we may purchase and maintain insurance on behalf of any of them whether or not we have the power to indemnify such person against the liability insured against. This could result in substantial expenditures by us and prevent us from recovering from our officers, directors, agents and employees for losses incurred by us as a result of their actions.

State corporate statutes and certain provisions of the Limited Liability Company Agreement and organizational materials under certain circumstances provide for indemnification of the Company's officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but this description is qualified in its entirety by reference to the Company's Limited Liability Company Agreement and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Manager, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action.

In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company.

Our licensed trademarks may not provide adequate protection.

We have applied for and/or completed registration of the name Chareau and logo in multiple classes as registered trademarks in the USA. There is no assurance, however, that third parties may not infringe on the licensed trademark if we are able to obtain one. In order to protect their licensed trademark rights, we may have to file lawsuits and obtain injunctions. If that occurs, we will have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if injunctions are obtained, there is no assurance that those infringing on the licensed trademarks will comply with the injunctions. Further, we may not have adequate funds available to prosecute actions to protect or to defend the trademarks, in which case those infringing on our licensed trademarks, if any, could continue to do so in the future.
We do not anticipate paying dividends and unit holders will not earn current returns.

We do not anticipate paying dividends on our equity securities in the foreseeable future. Future dividends will depend on our earnings and our financial requirements. If you believe you will have a need for immediate income from the Company's equity securities, you should not purchase our securities.

You are buying restricted securities.

You are buying a restricted security as that term is defined in Rule 144 of the Securities Act of 1933. As such you may not transfer the Shares for a period of one year and thereafter you may only transfer the shares in compliance with Rule 144.
FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH HEREIN, THE PURCHASE OF THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SHARES OFFERED
HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM. THE SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO ABSORB A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO NEED FOR A RETURN ON THEIR INVESTMENT.

5   Risks Related to the Sale of Securities

If you sell your units you will lose the benefit of future appreciation.The risks previously enumerated pertain to the value of our securities and the risks of retaining those securities.Any holders of our equity securities who sell their securities will receive cash and lose the opportunity for future appreciation of the units or options sold.

The valuation of our business going forward is highly uncertain.

While you must consider our business and prospects in light of the aforementioned risks and difficulties we encounter in our markets, you should also consider the upside and downside opportunities that exist in holding our units. In the food and alcoholic beverage and spirits industry, recent transactions have been completed for sales prices that imply both higher and lower business and securities valuations than reflected in the price offered. Market valuations also vary greatly depending on the overall market environment, target companies' size, product differentiation, revenue growth, profitability and numerous other factors. Additionally, the valuation contemplated herein is for a minority investment and not an outright sale of the Company. An outright sale could potentially yield a higher valuation than a minority investment due to the premium placed on transfer of control. We have not undertaken a comprehensive market evaluation to find the best valuation in a fulsome control or liquidity event (e.g. outright sale or initial public offering). It is difficult to predict with any assurance the future appreciation or depreciation in our equity value. The rapidly evolving nature of the markets in which we sell our products and services, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future prospects or performance.

6 FORWARD-LOOKING STATEMENTS

Some of the statements in the materials provided to subscribers and purchasers are forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may and likely will differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

7 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

OTHER DISCLOSURES

Read the **Form C** filed with the SEC for other important disclosures, like financial statements, Directors, Officers, shareholders with more than 20% of voting rights, use of funds, and more.

THE FUNDING PORTAL

Chareau is conducting a Regulation Crowdfunding offering via **Wefunder Portal LLC**. CRD Number: #283503.

$100 min   **INVEST**

Can I change my mind and get a refund?

How is Wefunder compensated?

Have another question?



About us	Investors	Founders	Say Hello
Our Profile	Getting Started	Raise Funding	✉ hello@wefunder.com
Jobs	Risks	FAQ	✦ Twitter

Press
Blog
Charter

Earning Returns
Funds
Give/Get $1000

Legal Primer
Deals
Fundraising Playbook

Facebook
Instagram
SF / Boston